Exhibit 99.1

ASX, Nasdaq and Media Release

November 12, 2024

Opthea’s Wet AMD Program Featured at Ophthalmology Events

17 Congress of the Asia-Pacific Vitreo-Retina Society, November 22 - 24, 2024

Ophthalmology Innovation Summit XIV, November 23, 2024

Melbourne, Australia, and Princeton, NJ, US, November 12, 2024 -- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”), a clinical-stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD), today announced that Opthea and sozinibercept will be highlighted during two upcoming Ophthalmology conferences.

Conference details are as follows:

The 17th Congress of the Asia-Pacific Vitreo-Retina Society (APVRS)

Session: Rapid Fire 4 – Retina (Medical & Surgical)

Timing: Friday, November 22, 2024, 3:15 – 3:20 PM Singapore time (GMT+8)

Presentation: Intravitreal Sozinibercept (anti-VEGF-C/-D ‘trap’) Combined with Ranibizumab for the Treatment of Polypoidal Choroidal Vasculopathy: A Predefined Phase 2b Subgroup Analysis

Presenter: Gregg T. Kokame, MD, MMM, FASRS

Abstract: https://2024.apvrs.org/abstract/?code=200963

Gregg T. Kokame, MD, MMM, FASRS, will present data from a predefined subgroup of the sozinibercept Phase 2b wet AMD trial related to patients with polypoidal choroidal vasculopathy (PCV), measured at 24 weeks. Data from this subgroup show that patients treated with a combination of sozinibercept and ranibizumab experienced significantly better visual and anatomic outcomes compared to ranibizumab alone.

APVRS, themed Transforming Retinal Disease Management with Technology, gathers a distinguished international faculty of top specialists in vitreo-retina to share their expertise and experience. The scientific program will focus on exciting areas such as novel surgical innovations and therapies, and latest advances in imaging and research.

Ophthalmology Innovation Summit XIV (OIS)

Session: Retina Innovation Showcase

Timing : Saturday, November 23, 2024, 11:15 AM – 12:50 PM PT

Presenter: Frederic Guerard, PharmD, CEO, Opthea

Agenda: https://ois.net/ois-xiv-agenda/

The Ophthalmology Innovation Summit connects clinical, corporate, and capital leaders to drive the ophthalmic market forward. It showcases groundbreaking advancements and clinical insights in both anterior and posterior ophthalmology segments and offers the opportunity to learn, network and collaborate.

About Opthea

Opthea (ASX/NASDAQ:OPT) is a biopharmaceutical company developing novel therapies to address the unmet needs in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME).

Opthea’s lead product candidate, sozinibercept, is being evaluated in two fully enrolled pivotal Phase 3 clinical trials (COAST, NCT04757636, and ShORe, NCT04757610) for use in combination with standard-of-care anti-VEGF-A therapies to improve the overall efficacy and deliver superior vision gains compared to standard-of-care anti-VEGF-A agents alone.

To learn more, visit our website at www.opthea.com and follow us on X and LinkedIn.

Authorized for release to ASX by Frederic Guerard, PharmD, CEO

Investor Inquiries	Join our email database to receive program updates:
PJ Kelleher LifeSci Advisors LLC Email: pkelleher@lifesciadvisors.com Phone: 617-430 7579 Media Inquiries Silvana Guerci-Lena NorthStream Global Partners silvana@nsgpllc.com	Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com Source: Opthea Limited